                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of May 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F |_|               Form 40-F |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   |_|                    No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     AT&T CANADA INC.
                                                     (Registrant)


Date: May 2, 2002              By:   /s/ Scott Ewart
                                  ---------------------------------------------
                               Name:  Scott Ewart
                               Title:    Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of AT&T Canada Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
February 1, 2002, except as to note 2,
which is as of March 14, 2002, as to note 5, which is as of February 20, 2002 and as to note 9(h), which is as of May 1, 2002


COMMENTS BY THE AUDITORS FOR U.S. READERS ON CANADA-U.S
REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 1, 2002, except as to note 2, which is as of March 14, 2002, as to note 5, which is as of February 20, 2002 and as to note 9(h), which is as of May 1, 2002, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
February 1, 2002, except as to note 2,
which is as of March 14, 2002, as to note 5, which is as of February 20, 2002 and as to note 9(h), which is as of May 1, 2002

AT&T CANADA INC.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

December 31, 2001 and 2000


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                            2001            2000
--------------------------------------------------------------------------------

ASSETS

Current assets:
  Cash and cash equivalents (note 4)                  $  537,294      $   68,587
  Accounts receivable (note 5)                            70,640         258,425
  Other current assets                                    14,154          12,922
  ------------------------------------------------------------------------------
                                                         622,088         339,934

Property, plant and equipment (note 6)                 2,180,773       2,120,659
Goodwill (note 7)                                      1,639,065       1,705,155
Deferred pension asset (note 15)                          45,174          10,626
Deferred foreign exchange                                127,116          40,853
Other assets (note 8)                                    132,238         112,691
--------------------------------------------------------------------------------
                                                      $4,746,454      $4,329,918
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable                                    $   63,291      $   78,961
  Accrued liabilities                                    267,229         285,231
  Accrued interest payable                                70,004          43,589
  Income taxes payable                                     5,584           3,655
  Current portion of long-term debt (note 9)               1,930           2,210
  ------------------------------------------------------------------------------
                                                         408,038         413,646

Long-term debt (note 9)                                4,672,738       3,628,465
Other long-term liabilities                               45,110          28,254

Shareholders' equity (deficit) (note 11):
  Common shares                                        1,133,664       1,039,065
  Warrants                                                   709           1,192
  Deficit                                             (1,513,805)       (780,704)
  ------------------------------------------------------------------------------
                                                        (379,432)        259,553

--------------------------------------------------------------------------------
                                                      $4,746,454      $4,329,918
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Impact of Strategic Business Combination on basis of presentation (note 2) Reconciliation to accounting principles generally accepted in the United States (note 22)
Other Commitments and contingencies (note 23)
Subsequent events (notes 2, 5 and 9(h))

See accompanying notes to consolidated financial statements.

On behalf of the Board:

___________________ Director           ____________________ Director

AT&T CANADA INC.
Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999



------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                                       2001                2000              1999
------------------------------------------------------------------------------------------------------------------------
Revenue                                                         $      1,544,721     $    1,505,378    $    866,721

Expenses:
    Service costs                                                      1,005,790          1,034,860         586,761
    Selling, general and administrative                                  385,966            411,947         253,677
------------------------------------------------------------------------------------------------------------------------
                                                                       1,391,756          1,446,807         840,438
------------------------------------------------------------------------------------------------------------------------

Earnings before interest, taxes, depreciation
  and amortization, integration costs, provision
  for restructuring, workforce reduction costs and
  minority interest                                                      152,965             58,571          26,283

Integration costs, provision for restructuring
  and workforce reduction costs (note 12)                                 21,901            (10,249)        157,790
-----------------------------------------------------------------------------------------------------------------------
Earnings (loss) before interest, taxes, depreciation
  and amortization and minority interest                                 131,064             68,820        (131,507)

Depreciation and amortization                                            465,600            402,551         232,782
------------------------------------------------------------------------------------------------------------------------
Loss from operations                                                    (334,536)          (333,731)       (364,289)

Other income (expense):
    Interest income                                                       19,134             17,243          35,070
    Interest expense                                                    (401,114)          (319,046)       (259,589)
    Gain on sale of minority interest (note 3(h))                              -                  -         462,028
    Other (note 13)                                                       (8,620)            13,739           1,998
------------------------------------------------------------------------------------------------------------------------
                                                                        (390,600)          (288,064)        239,507
------------------------------------------------------------------------------------------------------------------------
Loss before minority interest and
  provision for income taxes                                            (725,136)          (621,795)       (124,782)

Minority interest (note 10)                                                    -            104,274         124,460

Provision for income taxes (note 14)                                       7,965              5,686           4,964
------------------------------------------------------------------------------------------------------------------------
Loss for the year                                                       (733,101)          (523,207)         (5,286)

Deficit, beginning of year                                              (780,704)          (257,497)       (252,211)
------------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                            $     (1,513,805)   $      (780,704)    $  (257,497)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per common share (note 11(f))            $          (7.45)   $         (5.48)    $     (0.06)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares
  outstanding (in thousands)                                              98,406             95,561          92,457
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

AT&T CANADA INC.
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

Years ended December 31, 2001, 2000 and 1999

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                                      2001                2000                 1999
------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
   Loss for the year                                            $     (733,101)    $      (523,207)      $     (5,286)
   Adjustments required to reconcile loss to
      cash flows from operating activities:
      Depreciation and amortization                                    465,600             402,551            232,782
      Accretion of Senior Discount Note interest                       145,148             125,916            118,735
      Amortization of debt issue costs                                  15,661              16,248                  -
      Write-down of networks and equipment                                   -                   -             35,568
      Loss (gain) on disposition of investments                          8,894             (13,011)                -
      Gain on sale of minority interest (note 3(h))                          -                   -           (462,028)
      Minority interest (note 10)                                            -            (104,274)          (124,460)
      Amortization of deferred foreign exchange                          1,440                   -                  -
      Amortization of deferred gain on termination of
        cross currency swaps and forward contracts                      (4,264)                  -                  -
      Deferred pension charge                                           (4,148)             (4,848)            (3,492)
      Change in pension plan valuation allowance                       (31,934)              2,937              2,029
      Other                                                              2,137               2,012             (8,767)
------------------------------------------------------------------------------------------------------------------------
                                                                      (134,567)            (95,676)          (214,919)
   Change in non-cash working capital (note 19)                        117,270            (164,023)            47,325
------------------------------------------------------------------------------------------------------------------------
   Net cash used in operating activities                               (17,297)           (259,699)          (167,594)

Investing activities:
   Acquisitions, net of cash acquired                                  (43,410)           (197,867)            31,362
   Dispositions of investments                                           3,580              17,656                  -
   Additions to plant, property and equipment                         (345,279)           (472,235)          (629,304)
   Reductions (additions) to other assets                                  236              (1,164)            12,145
   Decrease to restricted investments                                        -              42,429             47,178
------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                              (384,873)           (611,181)          (538,619)

Financing activities:
   Issue of share capital, net of issue costs                           48,243              35,206             24,807
   Termination of cross currency swaps and
      forward contracts (note 16(b))                                   150,664                   -                  -
   Draw from (repayment of) credit facility                           (100,000)            270,000                  -
   Issues of long-term debt                                            781,959             355,912            869,730
   Debt issue costs                                                     (6,230)             (5,234)            (6,481)
   Increase (decrease) in other long-term liabilities                   (5,054)             (5,935)             2,605
   Repayment of shareholder loans                                            -                   -           (157,187)
   Repayment of subordinated debentures                                      -                   -            (88,325)
   Repayment of preferred shares                                             -                   -           (500,000)
------------------------------------------------------------------------------------------------------------------------
   Net cash provided by financing activities                           869,582             649,949            145,149

Effect of exchange rate changes on cash                                  1,295                 187             (4,334)
------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                       468,707            (220,744)          (565,398)

Cash and cash equivalents, beginning of year                            68,587             289,331            854,729
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                           $     537,294      $       68,587      $     289,331
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

AT&T CANADA INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

AT&T Canada Inc. (the "Company") was incorporated as MetroNet Communications Corp. ("MetroNet") under the laws of the Province of Alberta and was subsequently continued under the Canada Business Corporations Act. The Company changed its name to AT&T Canada Inc. coincident with the consummation of the combination of MetroNet and AT&T Canada Corp. (formerly AT&T Canada Long Distance Services Company) ("AT&T LDS") and ACC TelEnterprises Ltd. ("ACC") effective June 1, 1999.

The Company is a holding company, which engages in the telecommunications business in Canada through its subsidiaries the most significant of which is its 69% owned operating subsidiary, AT&T Canada Corp. The Company's activities in the telecommunications business consist primarily of the development and construction of telecommunications networks for the provision of local, data, Internet and E-Business solutions and long distance services to businesses in Canada.


 1.    SIGNIFICANT ACCOUNTING POLICIES:

       The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as outlined in note 22.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

       The Company believes the most significant estimates used in the preparation of its consolidated financial statements are the useful lives of property, plant and equipment and goodwill and other intangibles and the related estimates of future cash flows to evaluate recoverability of such long-lived assets.

       The Company's significant accounting policies are as follows:

       (a) Cash and cash equivalents:

           Cash equivalents consist of investments in money market instruments with a maturity at the date of purchase of less than three months. Cash and cash equivalents are recorded at cost, which approximates current market value.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

       (b) Revenue recognition:

           Revenue on long distance, and other usage based services and products is recognized based upon minutes of traffic processed. Revenue on local, data, internet and other products and services is recognized upon delivery in accordance with contract terms, including customer acceptance. Revenue from technical support is recognized over the term of the contract during which the support services are rendered. Revenue on multiple element arrangements is allocated to each element based on the relative fair value of the elements.

       (c) Restricted investments:

           Restricted investments consist of U.S. government securities which are restricted to the payment of interest on certain debt and are stated at cost plus accrued interest.

       (d) Accounts receivable securitization:

           The Company accounts for the transfer of receivables according to Accounting Guideline AcG-12, "Transfer of Receivables." The Company recognizes gains or losses on the transfer of receivables that qualify as sales and retains a subordinated retained interest in the accounts receivable transferred and ongoing servicing responsibilities. Losses on the sale of accounts receivable are recorded in the consolidated statements of operations and deficit at the date of sale.

           The amount of the losses depends in part on the carrying amount of the accounts receivable involved in the transfer, allocated between the accounts receivable sold and the Company's retained interest based on their relative fair value at the date of the transfer. The Company measures fair value based on the expected future cash receipts to be realized using management's best estimates of key assumptions for credit and dilution losses, collection term of the accounts receivable, and the trust's contracted return.

           Any subsequent decline in the value of the retained interest, other than a temporary decline, will be recorded in income.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

       (e) Property, plant and equipment:

           Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

           ---------------------------------------------------------------------

           Telecommunications facilities and equipment        3 - 20 years
           Buildings                                         13 - 40 years
           Other capital assets                               4 - 40 years
           Equipment under capital leases                     3 - 15 years
           Leasehold improvements                            Term of lease
           Application software                                1 - 7 years

           ---------------------------------------------------------------------

           Costs incurred in developing new networks or expanding existing networks, including costs of acquiring rights-of-way, network design and interest are included within telecommunications facilities and equipment.

           Construction costs related to telecommunications facilities and equipment that are installed on rights-of-ways granted by others are capitalized and depreciated over the lives of rights-of-ways, including option periods. Telecommunications facilities and equipment begin to depreciate once the network is put in service.

           Interest is capitalized on assets that are under construction for more than three months at the Company's weighted average cost of capital.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

       (f) Business combinations, goodwill, intangible and other long-lived assets:

           (i) Business combinations are accounted for by the purchase method of accounting, under which the assets and liabilities purchased are recorded at their fair values with the excess of the purchase price over the fair value of identifiable assets and the liabilities acquired recorded as goodwill. The results of operations are included from the date of acquisition.

           (ii) The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

           (iii) Goodwill and other intangible assets are recorded at the date of acquisition and are amortized on a straight-line basis over their estimated useful lives of five to 25 years.

           (iv) Long-lived assets, such as property, plant and equipment, goodwill and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the expected future undiscounted cash flows and carrying value of the asset.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

           (v) Effective January 1, 2002, the Company will adopt the Canadian Institute of Chartered Accountants Handbook Section ("HB") 1581 "Business Combinations", and HB 3062 "Goodwill and Other Intangible Assets". The new sections are substantially consistent with equivalent U.S. pronouncements, SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets" issued by the Financial Accounting Standards Board ("FASB") in July 2001.

                HB 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. HB 1581 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001. HB 3062 no longer permits the amortization of goodwill and indefinite-lived intangible assets effective January 1, 2002. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment using a fair value approach rather than the undiscounted cash flow approach previously used. Intangible assets that have definite lives will continue to be amortized over their estimated useful lives and tested for impairment in accordance with HB 3062. In connection with HB 3062's transitional goodwill impairment evaluation, HB 3062 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. This involves identifying reporting units and determining the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company then has until June 30, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, the Company must perform the second step of the transitional impairment test as soon as possible, but no later than the end of the year of adoption. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. Any transitional impairment loss will be recognized as a prior period adjustment to opening retained earnings at January 1, 2002.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

                The Company currently accounts for all business combinations under the purchase method and does not expect adoption of HB 1581 to have an effect on the result of operations. As of the date of adoption of HB 3062, the Company has unamortized goodwill in the amount of $1,639.1 million and unamortized identifiable intangible assets in the amount of $14.8 million, all of which will be subject to the transition provisions of HB 3062. Amortization expense related to goodwill was $110 million for the year ended December 31, 2001. The Company is in the process of assessing the impact of adoption and it is expected that a significant portion of its goodwill will be impaired under the new accounting standards. Because of the extensive effort needed to comply with adopting HB 3062, it is not practicable to reasonably estimate the impact of adoption on the Company's financial statements at the date of this report.

       (g) Debt issuance costs:

           Debt issuance costs are amortized on a straight-line basis over the terms of the related debt financing.

       (h) Foreign currency translation and hedging relationships:

           Foreign currency-denominated monetary items are translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Foreign currency-denominated non-monetary items are translated at the historical exchange rate. Transactions included in operations are translated at the average exchange rate for the period. Translation gains or losses are reflected in the consolidated statements of operations in the period in which they occur except for those related to long-term monetary items. Unrealized gains and losses on translation of foreign currency-denominated long-term monetary items which are not hedged are deferred and amortized over the remaining lives of the related items.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

           The Company hedges its exposure to foreign currency exchange rate risk on long-term debt from time to time, by designating existing foreign currency denominated monetary assets as hedge instruments and, through the purchase of currency options, cross currency swaps and forward exchange contracts. All such instruments are only used for risk management purposes and are designated as hedges of specific debt instruments. The Company accounts for these financial instruments as hedges and, as a result, foreign exchange gains and losses on hedge instruments are recorded in the same period as the corresponding gains and losses on the related long-term debt. Premiums paid to acquire currency options, cross currency swaps and forward exchange contracts are deferred and amortized on a straight-line basis over the terms of the instruments.

           Effective January 1, 2002, the Company will adopt the amendment to HB 1650 "Foreign Currency Translation". The revised HB requires the immediate recognition in income of unrealized currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. The revised recommendations are to be applied retroactively with prior years' financial statements being restated. The effect of applying the revisions will be that foreign exchange gains and losses on the unhedged portion of the Company's long-term debt currently deferred and amortized over the term of the debt will be reflected in the consolidated statement of operations. The reported losses for the years ended December 31, 2001 and 2000 will be increased by $12.3 million and nil, respectively.

           Effective January 1, 2003, the Company will adopt the new Accounting Guideline, AcG-13, "Hedging Relationships," which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. The Company is currently evaluating the impact of adoption of AcG-13 and has not yet determined the effect of adoption on its results of operations or financial condition.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

       (i) Employee benefit plans:

           (i) Retirement benefits:

                The Company recognizes the costs of retirement benefits and certain post-employment benefits over the period in which employees render services in return for the benefits. The costs of pensions and other retirement benefits earned by employees are actuarially determined using the projected benefit method prorated on credited service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued using a market-related value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the cumulative unrecognized net gains
                (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees.

                When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

           (ii) Stock option plans:

                No compensation expense is recognized for these plans when shares or options are issued to employees. Any consideration paid by employees on exercise of options or purchase of shares is credited to share capital.

          (iii) Employee Share Ownership Plan:

                Compensation expense is recognized for the Company's contributions to the Employee Share Ownership Plan. The Company's contributions are made through the issuance of Class B Non-Voting Shares from treasury.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

           (iv) Recent pronouncement:

                Effective January 1, 2002, the Company will adopt the new HB 3870 "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

                HB 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. HB 3870 must be applied to: all stock-based payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

                HB 3870, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

                The Company has evaluated the impact of adoption of HB
                3870 and has determined that adoption will not have an effect on its results of operations or financial condition.

       (j) Income taxes:

           The Company uses the liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When necessary, a valuation allowance is recorded to reduce future income tax assets to an amount where realization is more likely than not. Future income tax assets and liabilities are measured using enacted or substantively enacted tax laws and rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax laws and rates is recognized as part of the provision for income taxes in the period that includes the enactment date (or the period in which the change in rates are substantively enacted).

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

       (k) Loss per common share:

           Basic and diluted loss per share is calculated using the weighted average number of common shares outstanding during the year after giving retroactive effect to the share split described in note 11(b)(ii).

           Effective January 1, 2001, the Company adopted, retroactively with restatement, the recommendations of HB 3500 with respect to loss per share. Under the revised standard, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of options, issued warrants or other similar instruments.

           The change in the method of calculation of loss per share did not impact basic and diluted loss per share for 2001, 2000 and 1999 as further described in note 11(f).


 2.    IMPACT OF STRATEGIC BUSINESS COMBINATION ON BASIS OF PRESENTATION:

       The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("GAAP"). The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

       The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

       Certain circumstances relating to the future ownership of the Company under the Strategic Business Combination, as described in 3(h) and in the following paragraph, raise doubt about the appropriateness of the use of the going concern assumption in the preparation of the consolidated financial statements. The outcome of these circumstances will be largely determined by third parties.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 2.    IMPACT OF STRATEGIC BUSINESS COMBINATION ON BASIS OF PRESENTATION:
       (CONTINUED):

       The Strategic Business Combination provides for the purchase of the outstanding shares of the Company by AT&T Corp. and/or a third party at AT&T Corp.'s discretion any time prior to July 1, 2003. In the event that foreign ownership restrictions are lifted, in whole or in part, on or before June 30, 2003, AT&T Corp. is obligated to purchase or to arrange for a third party affiliated with AT&T Corp. to purchase the outstanding shares of the Company up to the extent permitted by law, subject to certain limitations in the Deposit Receipt Agreement. At any time prior to July 1, 2003, AT&T Corp. may elect to purchase or cause to be purchased by any third party, all of the outstanding shares. In the event that, by June 30, 2003, (i) foreign ownership restrictions are not amended so as to allow AT&T Corp. to acquire all of the outstanding shares, and (ii) AT&T Corp. has not elected to purchase or arrange for a third party to purchase the outstanding shares of the Company, the Company will be put up for auction upon and subject to the terms of the Deposit Receipt Agreement. A change in control of the Company, resulting in the Company being owned by an entity other than AT&T Corp., could require the Company to repurchase some or all of the outstanding unsecured senior notes of the Company at 101% of their principal value and repay amounts drawn from its Senior Credit Facility.

       The Company is not in a position at this time to determine the business strategy of AT&T Corp. and/or a third party following such acquisition or auction and the effect that any such transaction or the results therefrom would have on the Company's business plan, capital spending program, and the funding of its operating and working capital requirements. There is uncertainty about what will occur on or before June 30, 2003 relating to the transactions that may arise as a result of the Strategic Business Combination, whether or not the Company will be required, as a result of such events, to repurchase any debt obligations and how it will finance its operations following any change in control.

       On March 14, 2002, the Company announced the formation of a committee of its board of directors to work with management to address complex issues facing the Company in the foreseeable future. Such issues include a significant regulatory decision expected on or before May 31, 2002, which could have a significant impact on the future of sustainable competition in telecommunications in Canada, as further described in note 23(a); the effect of AT&T Corp. satisfying its obligations under the Deposit Receipt Agreement; and the impact of these events on operating and financial circumstances of the Company. In addition, the committee appointed independent financial advisors to evaluate various scenarios regarding issues, opportunities and alternatives for the Company.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 3.    ACQUISITIONS AND DISPOSITIONS:

       Details of business acquisitions during 2001, 2000 and 1999 are as follows. Consideration is cash unless otherwise noted below.

       2001 AND 2000

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                               2001                                       2000
                                                          ------------------------------------------------------------
                                              MONTAGE         Contour          Brak           Netcom          DMC
                                                (b)             (c)             (d)            (e)            (f)
----------------------------------------------------------------------------------------------------------------------
Current assets                             $     15,493    $    10,373    $     4,044     $    6,192       $    3,993
Capital assets                                    4,717          7,093            548              -              501
Other assets                                          -            694            990          5,545                -
Goodwill                                         51,029         70,032         29,554         66,892           92,309
----------------------------------------------------------------------------------------------------------------------
                                                 71,239         88,192         35,136         78,629           96,803

Current liabilities                              11,869         11,337          4,708         11,157            1,308
Long-term debt                                        -          6,875            202              -                -
----------------------------------------------------------------------------------------------------------------------
                                                 11,869         18,212          4,910         11,157            1,308
----------------------------------------------------------------------------------------------------------------------
Purchase price                             $     59,370    $    69,980    $    30,226    $    67,472      $    95,495
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

1999

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                                     MetroNet,
                                                                                     AT&T LDS
1999                                                                                  and ACC               Netcom
----------------------------------------------------------------------------------------------------------------------
                                                                                       (h)                   (e)

Current assets                                                                  $       253,545          $     5,686
Capital assets                                                                          575,954                7,084
Other assets                                                                              9,954                  314
Goodwill                                                                                897,031               22,020
----------------------------------------------------------------------------------------------------------------------
                                                                                      1,736,484               35,104

Current liabilities                                                                     244,132                4,233
Preferred shares                                                                        500,000                    -
Subordinated debentures                                                                  83,289                    -
Shareholder loan                                                                        130,500                    -
Long-term debt                                                                                -                   28
Minority interest                                                                             -                4,323
Other long-term liabilities                                                              33,981                    -
----------------------------------------------------------------------------------------------------------------------
                                                                                        991,902                8,584
----------------------------------------------------------------------------------------------------------------------
Purchase price                                                                  $       744,582          $    26,520
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

3.     ACQUISITIONS AND DISPOSITIONS (CONTINUED):

       2001

       (a) On May 1, 2001, the Company disposed of certain call centres. Proceeds on disposition were $3.6 million in cash. The disposition generated a loss on sale of $8.9 million.

       (b) Acquisition of MONTAGE eIntegration Inc.:

           On June 1, 2001, the Company acquired all of the issued and outstanding shares of MONTAGE eIntegration Inc. ("MONTAGE"). MONTAGE is a Canadian E-Business solutions integrator focused on transforming traditional organizations into connected enterprises through internet technologies. Consideration of $58.4 million was paid on closing, comprised of $13.7 million in cash and $44.7 million, represented by 967,355 Class B Non-Voting Shares of the Company. In addition, acquisition costs of $1.0 million were incurred. The vendors have the potential to earn up to an additional $30.0 million contingent upon the attainment by June 30, 2002 of certain specified performance targets. Any earned contingent consideration is payable over the three-year period ending June 30, 2004 and will be recorded once the contingent amount is determinable. A portion of the contingent payment will be accounted for as additional purchase price with the balance recorded as compensation expense.

       2000

       (c) Acquisition of Contour Telecom Inc. (Canada) (formerly TigerTel Inc.) ("Contour"):

           On January 6, 2000, the Company acquired all of the issued and outstanding shares of Contour, a Canadian business telecommunications provider.

       (d) Acquisition of Brak Systems Inc.:

           On March 20, 2000, the Company acquired all of the issued and outstanding shares of Brak Systems Inc. ("Brak"), a Canadian internet security company.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 3.    ACQUISITIONS AND DISPOSITIONS (CONTINUED):

       (e) Acquisition of Netcom Canada Holding Inc.:

           On April 10, 2000, the Company exercised its right to acquire the remaining 49% of issued and outstanding shares of Netcom Canada Holding Inc. ("Netcom"), an internet service provider for U.S. $46.2 million (Cdn. $67.5 million) in cash.

           On March 16, 1999, the Company acquired 51% of the issued and outstanding shares of Netcom.

       (f) Acquisition of DMC Inc.:

           On May 31, 2000, the Company acquired all of the issued and outstanding shares of DMC Inc. ("DMC"), a Canadian business specializing in the deployment of business-focused Internet and E-Business strategies and solutions. Purchase consideration of $95.5 million, recorded at the date of acquisition, was funded by a combination of the issuance of 769,231 of the Company's Class B Non-Voting Shares priced at market on date of acquisition and $50 million in cash, $25 million of which was held in escrow pending attainment of certain specified performance targets. In July 2001, the remaining $25 million of purchase consideration was paid.

       (g) Shared Technologies of Canada:

           On July 18, 2000, the Company reduced its ownership in Shared Technologies of Canada ("STOC") from 70% to 15%. Proceeds on disposition were $16.5 million: $13.6 million received in cash and a receivable of $2.9 million recorded. STOC also repaid intercompany loans owing of $4.5 million. The disposition generated a gain on sale of $13.0 million before income taxes. The remaining 15% investment in STOC is accounted for by the cost method of accounting.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 3.    ACQUISITIONS AND DISPOSITIONS (CONTINUED):

       1999

       (h) Combination with AT&T LDS and ACC (also known as "Strategic Business Combination"):

           On June 1, 1999, MetroNet and AT&T LDS and ACC consummated a combination by way of a plan of arrangement. This resulted in MetroNet shareholders indirectly owning approximately 69% of the equity of the combined company and AT&T Corp. ("AT&T") indirectly owning approximately 31% of the equity of the combined company. MetroNet contributed all of its assets and operations to the combined company. AT&T contributed its 33% voting interest in AT&T LDS. In addition, AT&T agreed to purchase, if permitted to do so under Canadian foreign ownership regulations as a result of any amendment of such regulations prior to July 1, 2003, all of the outstanding shares of the Company for the greater of (i) $37.50 per share and
           (ii) the appraised fair market value. The exact timing of this purchase by AT&T is dependent upon the future status of Canadian foreign ownership regulations. If such regulations do not permit AT&T to purchase the shares of the Company before June 30, 2003, AT&T may elect to purchase or arrange for another entity to purchase the shares of the Company.

           Effective June 30, 2000, the minimum $37.50 per share price began to increase by 16% per annum compounded quarterly from that date through to no later than June 30, 2003. If by June 30, 2003, AT&T has not elected to purchase or arranged for the purchase of the outstanding shares, then upon and subject to the terms of the Deposit Receipt Agreement, the Company has agreed that it will be put up for auction and AT&T would make whole the shareholders of the Company for the difference between the proceeds received from the auction and the greater of (i) the accreted minimum price, and (ii) the appraised fair market value of the shares.

           The combination has been accounted for by the purchase method of accounting and the results of operations of AT&T LDS and ACC are included from the date of combination. The Company recorded a gain of $462 million, resulting from the sale of the 31% interest in MetroNet to AT&T. The shares issued to AT&T for its 31% economic interest in the Company were issued from the Company's operating subsidiary, AT&T Canada Corp., which is 69% owned by the Company.

           The purchase consideration of $744.6 million represents the value of the 69% interest in AT&T LDS and ACC, including acquisition costs of $34.7 million.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 3.    ACQUISITIONS AND DISPOSITIONS (CONTINUED):

           UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

           The following unaudited pro forma consolidated financial information reflects the combination with AT&T LDS and ACC and the acquisitions of Contour, Brak, Netcom and DMC as if these transactions had occurred on January 1, 1999 and reflects the acquisition of MONTAGE as if it had occurred on January 1, 2000:

          -----------------------------------------------------------------------------------------------------------
          -----------------------------------------------------------------------------------------------------------
                                                                2001                  2000                 1999
          -----------------------------------------------------------------------------------------------------------
          Revenue                                           $  1,568,655       $      1,560,729    $      1,456,893

          Expenses:
             Service costs                                     1,020,851             1,068,704              993,855
             Selling, general and administrative
                 expenses                                        395,208               430,368              426,428

          -----------------------------------------------------------------------------------------------------------
                                                               1,416,059             1,499,072            1,420,283
          -----------------------------------------------------------------------------------------------------------

          Earnings before interest, taxes, depreciation
             and amortization, integration costs,
             provision for restructuring, workforce
             reduction costs and minority interest               152,596               61,657               36,610

          Integration costs, provision for restructuring
             and workforce reduction costs                        21,901              (10,249)             157,790
          -----------------------------------------------------------------------------------------------------------

          Earnings (loss) before interest, taxes, depreciation
             and amortization and minority interest              130,695               71,906             (121,180)

          Depreciation and amortization                          470,309              422,780              333,814
          -----------------------------------------------------------------------------------------------------------

          Loss from operations                                  (339,614)            (350,874)            (454,994)

          Other income (expense):
             Interest expense, net                              (382,094)            (302,064)            (242,828)
             Gain on sale of minority interest                         -                    -              462,028
             Gain on sale of residential business                      -                    -               29,349
             Other                                                (4,812)              13,874                 (801)
          -----------------------------------------------------------------------------------------------------------
                                                                (386,906)            (288,190)             247,748
          -----------------------------------------------------------------------------------------------------------

          Loss before minority interest and
             provision for income taxes                         (726,520)            (639,064)            (207,246)

          Minority interest                                            -              101,983              121,523

          Provision for income taxes                               9,580                6,073                6,660

          -----------------------------------------------------------------------------------------------------------
          Loss for the year                                  $  (736,100)      $     (543,154)     $       (92,383)
          -----------------------------------------------------------------------------------------------------------

          Basic and diluted loss per common share            $     (7.48)      $        (5.68)     $         (0.99)
          -----------------------------------------------------------------------------------------------------------
          -----------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

3.    ACQUISITIONS AND DISPOSITIONS (CONTINUED):

           This financial information has not been adjusted to give effect to the dispositions of STOC and certain call centres on July 18, 2000 and May 1, 2001, respectively. The pro forma consolidated financial information has been provided for information purposes only and is not necessarily indicative of the results of operations or financial condition that actually would have been achieved if the acquisitions had been completed on January 1, 2000 and 1999, respectively, or that may be reported in the future.


 4.   CASH AND CASH EQUIVALENTS:

      --------------------------------------------------------------------------
      --------------------------------------------------------------------------
                                                          2001           2000
      --------------------------------------------------------------------------
      Cash on deposit:
         Canadian dollar                               $  10,139      $     723
         U.S. dollar                                         214         (2,662)
      Short-term investments, at rates of interest
      varying between 1.60% and 2.45%:
          Canadian dollar                                481,434         48,312
          U.S. dollar                                     45,507         22,214
      --------------------------------------------------------------------------
                                                       $ 537,294      $  68,587
      --------------------------------------------------------------------------
      --------------------------------------------------------------------------

 5.    ACCOUNTS RECEIVABLE SECURITIZATION:

       On July 20, 2001, the Company signed a securitization agreement with a special purpose trust. Under the terms of the securitization agreement, the Company has the ability to sell certain of its accounts receivable on a revolving basis through securitization transactions at varying monthly limits. The maximum cash proceeds that may be funded under the program is $150 million. The accounts receivable pool consists of the Company's trade accounts receivable for telecommunications products and services rendered.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 5.    ACCOUNTS RECEIVABLE SECURITIZATION (CONTINUED):

       When the accounts receivable are sold to the trust, an initial purchase price is paid to the Company and the Company is entitled to an additional deferred purchase price based on the realized value of the receivables sold. The Company retains ongoing servicing responsibilities with respect to the receivables transferred. The investors and the trust have no recourse against the Company beyond the level of the trust assets. The Company does not receive compensation for its servicing responsibilities and the related servicing liability is considered insignificant.

       On July 20, 2001, the Company sold accounts receivable for initial proceeds of $100 million and recorded a loss of $0.4 million, representing the cost relating to establishing the agreement at the date of the sale.

       The following table illustrates the effect of securitization on the Company's balance sheet as at December 31, 2001:

       -------------------------------------------------------------------------
       -------------------------------------------------------------------------
       Total cash received                                              $ 100.0
       Net carrying amount of accounts receivable transferred             149.8
       Deferred purchase price included in other assets                    49.8

       -------------------------------------------------------------------------
       -------------------------------------------------------------------------

       The fair value of the retained interest approximates the carrying value. The key economic assumption used in measuring the loss on sale and value of the retained interest is the expected credit and dilution losses estimated to be 6.5%.

       On February 20, 2002, the Company repurchased for approximately
       $100 million all of the outstanding accounts receivable sold in the above securitization program. The program has not been terminated and may be resumed in the future if certain conditions are satisfied. The securitization agreement included the requirement that the Company maintains an investment grade credit rating from both Moody's Investor Services Inc. and Standard & Poor's Rating Services.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

6.     PROPERTY, PLANT AND EQUIPMENT:

       ---------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------
                                                                      Accumulated            Net book
       2001                                       Cost               depreciation             value
       ---------------------------------------------------------------------------------------------------------
       Telecommunications facilities
          and equipment                        $ 2,060,341              $ 483,964           $ 1,576,377
       Land and buildings                          169,516                 41,601               127,915
       Other capital assets                        600,911                254,104               346,807
       Equipment under capital leases               28,542                  6,430                22,112
       Leasehold improvements                       31,115                 12,841                18,274
       Application software                        163,253                 73,965                89,288

       ---------------------------------------------------------------------------------------------------------
                                               $ 3,053,678              $ 872,905           $ 2,180,773
       ---------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------

       ---------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------
                                                                      Accumulated            Net book
       2000                                       Cost               depreciation             value
       ---------------------------------------------------------------------------------------------------------
       Telecommunications facilities
          and equipment                        $ 1,800,550              $ 290,287           $ 1,510,263
       Land and buildings                          152,727                 24,794               127,933
       Other capital assets                        547,311                168,470               378,841
       Equipment under capital leases               28,756                  5,318                23,438
       Leasehold improvements                       27,780                  8,834                18,946
       Application software                         99,332                 38,094                61,238

       ---------------------------------------------------------------------------------------------------------
                                               $ 2,656,456              $ 535,797           $ 2,120,659
       ---------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------

       As of December 31, 2001 and 2000, property, plant and equipment include $16.9 million and $48.3 million, respectively, of networks in progress that are not in service and, accordingly, have not been depreciated. Interest capitalized to property, plant and equipment during 2001 amounted to $0.9 million (2000 - $6.9 million) and has been calculated using the Company's weighted average cost of capital of 11.5% (2000 - 10.8%) applied to the monthly amount expended in networks in progress that are not in service.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 7.    GOODWILL:

       ---------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------
                                                                          Accumulated            Net book
       2001                                           Cost                amortization             value
       ---------------------------------------------------------------------------------------------------------
       Goodwill                                    $ 1,913,208            $   274,143          $ 1,639,065
       ---------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------

       ---------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------
                                                                          Accumulated            Net book
       2001                                           Cost                amortization             value
       ---------------------------------------------------------------------------------------------------------
       Goodwill                                    $ 1,870,112            $  164,957           $ 1,705,155
       ---------------------------------------------------------------------------------------------------------

8.     OTHER ASSETS:

       ---------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------
                                                                         Accumulated            Net book
       2001                                          Cost                amortization             value
       ---------------------------------------------------------------------------------------------------------
       Debt issuance costs                         $   78,926             $    27,602          $    51,324
       Retained interest on accounts receivable
          securitization (note 5)                      49,829                       -               49,829
       Non-compete agreement                           32,500                  28,435                4,065
       Long-term investments, at cost                  10,745                       -               10,745
       Other                                           20,407                   4,132               16,275

       ---------------------------------------------------------------------------------------------------------
                                                   $  192,407             $    60,169          $   132,238
       ---------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------

       ---------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------
                                                                      Accumulated            Net book
       2000                                       Cost                amortization             value
       ---------------------------------------------------------------------------------------------------------

       Debt issuance costs                     $       71,146      $      18,654            $ 52,492
       Option premiums on financial
          instruments (note 8(a))                      38,271           20,638              17,633
       Non-compete agreement                           32,500           20,311              12,189
       Long-term investments, at cost                  10,755                -                   10,755
       Other                                           21,484            1,862               19,622

       ---------------------------------------------------------------------------------------------------------
                                                $     174,156      $    61,465            $ 112,691
       ---------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

 8.    OTHER ASSETS (CONTINUED):

       (a) During 2001, the Company monetized certain swaptions, cross currency swaps and the related option premiums (note 16(b)). The option premiums had a cost of $38.3 million with accumulated amortization of $26.0 million.


 9.    LONG-TERM DEBT:

       --------------------------------------------------------------------------------------------------------
       --------------------------------------------------------------------------------------------------------
                                                                               2001                  2000
       --------------------------------------------------------------------------------------------------------
       12.0% Senior Notes (2001 - U.S. $248.6 million;
         2000 - U.S. $248.4 million) (note 9(a))                           $     395,988         $     372,419
       10.75% Senior Discount Notes (2001 - U.S. $155.8 million;
         2000 - U.S. $140.4 million) (note 9(b))                                 248,227               210,455
       9.95% Senior Discount Notes (2001 - U.S. $842.2 million;
         2000 - U.S. $764.3 million) (note 9(c))                               1,341,482             1,146,036
       10.625% Senior Notes (2001 - U.S. $225.0 million;
         2000 - U.S. $225.0 million) (note 9(d))                                 358,380               337,388
       7.65% Senior Notes (2001 - U.S. $1,000.0 million;
         2000 - U.S. $500.0 million) (note 9(e))                               1,592,800               749,750
       7.15% Senior Notes (note 9(f))                                            150,000               150,000
       7.625% Senior Notes (2001 - U.S. $250.0 million;
         2000 - $250.0 million) (note 9(g))                                      398,200               374,875
       Senior credit facilities (note 9(h))                                      170,000               270,000
       Capital lease obligations (note 9(i))                                      19,591                19,752
       --------------------------------------------------------------------------------------------------------
                                                                               4,674,668             3,630,675

       Less current portion of capital lease obligations (note 9(i))               1,930                 2,210
       --------------------------------------------------------------------------------------------------------
                                                                           $   4,672,738       $     3,628,465
       --------------------------------------------------------------------------------------------------------
       --------------------------------------------------------------------------------------------------------

At December 31, 2001, principal repayments on long-term debt required in the next five years consist of the following:

       --------------------------------------------------------------------------------------------------------
                                         2002            2003             2004            2005             2006
       --------------------------------------------------------------------------------------------------------

       Senior credit facility             nil        $ 20,400      $   149,600
       7.15% Senior Notes                                              150,000
       7.625% Senior Notes                                                       U.S.$ 250,000
       7.65% Senior Notes                                                                       U.S. $1,000,000
       --------------------------------------------------------------------------------------------------------
       --------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

9.     LONG-TERM DEBT (CONTINUED):

       (a) 12.0% Senior Notes:

            The Company's 12.0% Senior Notes (the "12.0% Notes") are due on August 15, 2007 and are repayable in the amount of U.S. $250.0 million. The 12.0% Notes are redeemable, at the option of the Company, in whole or in part, on or after August 15, 2002, beginning at 106% of par value and declining to par value in 2005, plus accrued and unpaid interest. In the event of a change in control of the Company, as defined in the indenture governing the 12.0% Notes, resulting in the Company being owned by an entity other than AT&T Corp., the 12.0% Notes are redeemable at the option of the note holders at a price of 101% of par value, plus accrued and unpaid interest. The 12% Notes are unsecured and rank pari passu with other unsubordinated senior debt of the Company. The 12.0% Note Indenture contains certain covenants, including limits on the incurrence of additional indebtedness or liens, payment of dividends, redemption of shares and certain default provisions, including defaults under other indebtedness.

       (b) 10.75% Senior Discount Notes:

            The Company's 10.75% Senior Discount Notes (the "10.75% Notes") are due November 1, 2007, repayable in the amount of U.S. $170.0 million and bear interest at 10.75% per annum at the issue price of U.S. $592.24 per U.S. $1,000 stated amount at maturity until November 1, 2002. Interest to November 1, 2002 accrues on the issue price but is not payable until maturity. From November 1, 2002, interest at a rate of 10.75% per annum on the stated amount at maturity of the 10.75% Notes, will be payable in cash. The 10.75% Notes are unsecured and rank pari passu with other senior unsubordinated indebtedness of the Company. The 10.75% Notes are redeemable at the option of the Company in whole or in part at any time on or after November 1, 2002, beginning at 105.375% of par value and declining to par value in 2005, plus accrued and unpaid interest. In the event of a change in control of the Company, as defined in the Indenture governing the 10.75% Notes, resulting in the Company being owned by an entity other than AT&T Corp., the 10.75% Notes are redeemable at the option of the holders at a price of 101% of par value, plus accrued and unpaid interest. The 10.75% Note Indenture contains certain covenants, including limits on the incurrence of additional indebtedness or liens, payment of dividends, redemption of shares and certain default provisions, including defaults under other indebtedness. The effective interest rate for 2001 was 11.04% (2000
            - 11.04%).

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

9.     LONG-TERM DEBT (CONTINUED):

       (c) 9.95% Senior Discount Notes:

           The Company's 9.95% Senior Discount Notes (the "9.95% Notes") are due June 15, 2008, repayable in the amount of U.S. $970.0 million and bear interest at 9.95% per annum at the issue price of U.S. $614.55 per U.S. $1,000 stated amount at maturity until June 15, 2003. Interest to June 15, 2003, accrues on the issue price but is not payable until maturity. Thereafter, interest will be payable in cash. The 9.95% Notes are unsecured and rank pari passu with other unsubordinated senior debt of the Company. The 9.95% Notes are redeemable at the option of the Company in whole or in part at any time on or after June 15, 2003 beginning at 104.975% of par value, declining to par value in 2006 plus accrued and unpaid interest. In the event of a change in control of the Company, as defined in the Indenture governing the 9.95% Notes, resulting in the Company being owned by an entity other than AT&T Corp., the 9.95% Notes are redeemable at the option of the holders at a price of 101% of par value, plus accrued and unpaid interest. The 9.95% Note Indenture contains certain covenants, including limits on the incurrence of additional indebtedness or liens, payment of dividends, redemption of shares and certain default provisions, including defaults under other indebtedness. The effective interest rate for 2001 was 10.2% (2000 - 10.2%).

       (d) 10.625% Senior Notes:

           The Company's 10.625% Senior Notes (the "10.625% Notes") are due November 1, 2008 and are repayable in the amount of U.S. $225.0 million. At any time on or after November 1, 2003, the 10.625% Notes are redeemable at the option of the Company, in whole or in part, at redemption prices beginning at 105.313% of par value and declining to par in 2006 plus accrued and unpaid interest. In the event of a change in control of the Company, as defined in the Indenture governing the 10.625% Notes, resulting in the Company being owned by an entity other than AT&T Corp., the 10.625% Notes are redeemable at the option of the holders at a price of 101% of par value plus accrued and unpaid interest. The 10.625% Notes are unsecured and rank pari passu with all senior unsubordinated debt of the Company. The 10.625% Note Indenture contains certain covenants, including limits on the incurrence of additional indebtedness or liens, payment of dividends, redemption of shares and certain default provisions, including defaults under other indebtedness.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

9.     LONG-TERM DEBT (CONTINUED):

       (e) 7.65% Senior Notes:

           The Company's 7.65% Senior Notes (the "7.65% Notes") are due on September 15, 2006 and are repayable in the amount of U.S. $1 billion. The 7.65% Notes are redeemable, in whole or in part, at the option of the Company at a redemption price equal to the greater of
           (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted at a prescribed interest rate to the redemption date on a semi-annual basis plus accrued and unpaid interest, if any, to the date of redemption. Each holder of the 7.65% Notes has the right to require the Company to repurchase all or any part of such holder's 7.65% Notes in the event of a change in control of the Company, as defined in the Indenture governing the 7.65% Notes, resulting in the Company being owned by an entity other than AT&T Corp., at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. The 7.65% Notes are unsecured, subordinated to all existing and future secured indebtedness of the Company and rank pari passu to existing unsecured indebtedness. The Indenture covering the 7.65% Notes contains certain covenants including limits on sale/leaseback transactions or liens, the ability to subordinate certain intercompany debt and the ability of the Company to consolidate or merge with or into or transfer all or substantially all of its assets to another entity, and certain default provisions, including defaults under other indebtedness.

       (f) 7.15% Senior Notes:

           The 7.15% Senior Notes (the "7.15% Notes") are due September 23, 2004 and are repayable in the amount of $150 million. Each holder of the 7.15% Notes has the right to require the Company to repurchase all or any part of such holder's 7.15% Notes in the event of a change in control of the Company, as defined in the Indenture governing the 7.15% Notes, resulting in the Company being owned by an entity other than AT&T Corp., at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The 7.15% Notes are unsecured and rank pari passu with other unsubordinated senior debt of the Company. The Indenture covering the 7.15% Notes contains certain covenants, including limits on sale/leaseback transactions, the incurrence of certain liens, the ability to subordinate certain intercompany debt and the ability to consolidate or merge with or into or transfer all or substantially all of its assets to another entity, and certain default provisions, including defaults under other indebtedness.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

9.     LONG-TERM DEBT (CONTINUED):

       (g) 7.625% Senior Notes:

           The Company's 7.625% Senior Notes (the "7.625% Notes") are due March 15, 2005 and are repayable in the amount of U.S. $250.0 million. The 7.625% Notes are redeemable, in whole or in part, at the option of the Company at a redemption price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted at a prescribed interest rate to the redemption date on a semi-annual basis plus accrued and unpaid interest, if any, to the date of redemption. Each holder of the 7.625% Notes has the right to require the Company to repurchase all or any part of such holders' 7.625% Notes in the event of a change in control of the Company, as defined in the Indenture governing the 7.625% Notes, resulting in the Company being owned by an entity other than AT&T Corp., at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. The 7.625% Notes are unsecured, subordinated to all existing and future secured indebtedness of the Company and rank pari passu to existing unsecured indebtedness. The Indenture covering the 7.625% Notes contains certain covenants, including limits on sale/leaseback transactions or liens, the ability to subordinate certain intercompany debt and the ability of the Company to consolidate or merge with or into or transfer all or substantially all of its assets to another entity, and certain default provisions, including defaults under other indebtedness.

       (h) Senior Credit Facility ("Facility"):

           At December 31, 2001, the Company had a credit agreement ("Credit Agreement") with a syndicate of financial institutions to provide the Company with the following:

           (i) a revolving term facility to a maximum of $525 million (or the equivalent U.S. dollar amount thereof) to be used to refinance vendor financing indebtedness in the amount of up to 90% of the cost of telecommunication assets, as defined, acquired by the Company; and

           (ii) an operating facility to a maximum of $75 million (or the equivalent U.S. dollar amount thereof) to be used for working capital and general corporate purposes, of which $25 million is available for letters of credit and $10 million is available as a swingline credit line.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

9.     LONG-TERM DEBT (CONTINUED):

           Outstanding principal amounts under the Facility bear interest at the Canadian prime rate, the LIBOR rate or the market rate for bankers' acceptances, as applicable, plus an Applicable Margin, as defined, which is based on the Company's corporate credit rating. The
           Facility is secured by all of the assets of the Company and may be drawn at any time by the Company subject to compliance with the terms of the Facility. The revolving term facility has scheduled principal repayments, including accrued interest, which begin on a quarterly basis on September 30, 2003 through March 31, 2004, when the Facility expires. The operating facility is due in full on March 31, 2004. The Facility includes several financial and other covenants, such as restrictions on the Company's ability to create additional indebtedness, permit or incur liens, sell assets, make investments or pay dividends. Events of default under the Facility include defaults under other indebtedness, non-compliance with the above mentioned covenants, receipt of an opinion rendered on its financial statements by independent auditors with an impermissible qualification (as defined in the Credit Agreement), and in certain circumstances change in control of the Company, resulting in the Company being owned by an entity other than AT&T Corp. as defined in the Credit Agreement.

           During 2001, the Company repaid $240 million and $10 million of the revolving term facility and the operating facility, respectively, and drew $150 million under the revolving term facility.

           The financial covenants include the maintenance of certain prescribed levels of Consolidated Senior Debt to Total Capitalization and Minimum Consolidated EBITDA and effective June 30, 2003, Consolidated Senior Debt to Consolidated EBITDA and Consolidated EBITDA to Consolidated Cash Debt Service, all as defined. The Company is currently in compliance with all covenants under the facilities.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

9.    LONG-TERM DEBT (CONTINUED):

           On May 1, 2002, the Credit Agreement was amended reducing the total facility from $600 million to $400 million. The total amount drawn on May 1, 2002 was $200 million. The revolving term facility component was reduced to $325 million from $525 million. The $75 million operating facility component, was unchanged. Further draws are permitted as follows: $100 million is available under the revolving term facility upon delivery of a business plan, following the release of the CRTC "price cap" decision, that demonstrates compliance with covenants under the Senior Credit Facility and is approved by lenders representing two-thirds of the amount committed; and, a further $100 million is available under the revolving term facility upon the approval of each lender. The amendment also requires that the Company unwinds a sufficient amount of its cross-currency interest rate swaps to generate cash proceeds of at least $100 million, which will be used to fund the Company's capital expenditure program. Under the amendment, the maximum allowable out of the money mark-to-market position on the Company's hedged position has been set at $100 million. The Company believes that the disclosure in note 2 to these consolidated financial statements does not constitute an impermissible qualification under the Credit Agreement and the lenders have agreed not to assert or otherwise claim that such disclosure constitutes an impermissible qualification for the 2001 consolidated financial statements. This amendment does not affect the interpretation by either the Company or the lenders of the definition of impermissible qualification in any future period.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

9.     LONG-TERM DEBT (CONTINUED):

       (i) Capital lease obligations:

           The following is a schedule, by year, of the future minimum lease payments for capital leases, together with the balance of the obligation, as at December 31, 2001:

        --------------------------------------------------------------------------------
        --------------------------------------------------------------------------------
        2002                                                                 $     3,118
        2003                                                                       2,287
        2004                                                                       1,980
        2005                                                                       1,885
        2006                                                                       1,850
        2007 and thereafter                                                       20,350
        --------------------------------------------------------------------------------

        Total minimum lease payments                                              31,470

        Less imputed interest at rates varying from 3.9% to 11.8%                 11,879
        --------------------------------------------------------------------------------

        Balance of the obligations                                                19,591

        Less current portion                                                       1,930

        --------------------------------------------------------------------------------
                                                                            $     17,661
        --------------------------------------------------------------------------------
        --------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

10.    MINORITY INTEREST:

       The minority interest arose primarily from the June 1, 1999 acquisition by AT&T Corp., of approximately 31% of the Company's operating subsidiary, AT&T Canada Corp. The losses of AT&T Canada Corp. have drawn down the minority interest balance to nil. In accordance with generally accepted accounting principles, losses in excess of the minority interest balance are charged against the majority interest. When future earnings materialize, the majority interest will be credited for those earnings up to the amount of the losses previously absorbed. As at December 31, 2001, the amount of the losses absorbed was $247.9 million.


11.    SHARE CAPITAL:

       (a)  Authorized:

            Common: Unlimited number of convertible Class A Voting Shares without nominal or par value, each Class A Share has one vote, and unlimited number of Class B Non-Voting Shares without nominal or par value. Other than with respect to voting rights and conversion rights, the two classes of common shares have identical rights. Each Class A Voting Share may, under certain circumstances at the option of the holder, be converted into one Class B Non-Voting Share. Each Class B Non-Voting Share may, under certain circumstances at the option of the holder, be converted into one Class A Voting Share. The holders of Common Shares are entitled to receive dividends as determined by the Board of Directors, subject to the rights of the holders of the Preferred Shares. The holders of Common Shares are also entitled to participate equally in the event of liquidation of the Company, subject to the rights of the holders of the Preferred Shares.

           Preferred: Unlimited number of Non-Voting Preferred Shares without nominal or par value. The Preferred Shares may be issued in one or more series. The Board of Directors of the Company may fix the number of shares in each series and designate rights, privileges, restrictions, conditions and other provisions. The Preferred Shares shall be entitled to preference over any other shares of the Company with respect to the payment of dividends and in the event of liquidation of the Company.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

11.    SHARE CAPITAL (CONTINUED):

           Upon all the restrictions of the foreign ownership of voting shares being removed by an amendment to the Telecommunications Act, the Class B Non-Voting Shares shall be converted into Class A Voting Shares on a one-for-one basis.

      (b)  Outstanding:

           COMMON SHARES

      ----------------------------------------------------------------------------------------------------
      ----------------------------------------------------------------------------------------------------
                                                                      Number of shares (000's)
      ----------------------------------------------------------------------------------------------------
      Class                                         Voting A     Non-Voting B     Non-Voting C       Total
      ----------------------------------------------------------------------------------------------------
      Balances, January 1, 1999                          155           45,084              325      45,564
      Issued - options                                     -            1,115                -       1,115
      Issued for acquisitions                              -              220                -         220
      Issued - warrants (note 11(c)(i))                    -              172                -         172
      Conversion (note 11(b)(i))                           -              325             (325)          -
      Share split (note 11(b)(ii))                       155           46,645                -      46,800
      ----------------------------------------------------------------------------------------------------

      Balances, December 31, 1999                        310           93,561                -      93,871
      Issued - options (note 11(d))                        -            1,959                -       1,959
      Issued for acquisitions (note 3(f))                  -              769                -         769
      Issued - warrants (note 11(c)(i))                    -              155                -         155
      Issued - other (note 11(e))                          -               40                -          40
      ----------------------------------------------------------------------------------------------------

      Balances, December 31, 2000                        310           96,484                -      96,794
      Issued - options (note 11(d))                        -            2,097                -       2,097
      Issued for acquisitions (note 3(b))                  -              967                -         967
      Issued - warrants (note 11(c)(i))                    -              121                -         121
      Issued - other (note 11(e))                          -               27                -          27

      ----------------------------------------------------------------------------------------------------
      Balances, December 31, 2001                        310           99,696                -     100,006
      ----------------------------------------------------------------------------------------------------
      ----------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

11.    SHARE CAPITAL (CONTINUED):

           Common shares

       -------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------
                                                                      Amounts (000's)
       -------------------------------------------------------------------------------------------------------
       Class                                      Voting A      Non-Voting B      Non-Voting C         Total
       -------------------------------------------------------------------------------------------------------
       Balances, January 1, 1999                     $ 416      $    926,273      $      1,363     $   928,052
       Issued - options                                  -            16,283                 -          16,283
       Issued for acquisitions                           -            10,745                 -          10,745
       Issued - warrants (note 11(c)(i))                 -             1,617                 -           1,617
       Conversion (note 11(b)(i))                        -             1,363            (1,363)              -
       -------------------------------------------------------------------------------------------------------

       Balances, December 31, 1999                     416           956,281                 -         956,697
       Issued - options (note 11(d))                     -            33,629                 -          33,629
       Issued for acquisitions (note 3(f))               -            45,385                 -          45,385
       Issued - warrants (note 11(c)(i))                 -               620                 -             620
       Issued - other (note 11(e))                       -             2,734                 -           2,734
       -------------------------------------------------------------------------------------------------------

       Balances, December 31, 2000                     416         1,038,649                 -       1,039,065
       Issued - options (note 11(d))                     -            48,244                 -          48,244
       Issued for acquisitions (note 3(b))               -            44,666                 -          44,666
       Issued - warrants (note 11(c)(i))                 -               483                 -             483
       Issued - other (note 11(e))                       -             1,206                 -           1,206
       -------------------------------------------------------------------------------------------------------

       Balances, December 31, 2001                   $ 416      $  1,133,248      $          -     $ 1,133,664
       -------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------

       (i)  Share conversion:

            In accordance with the plan of arrangement described in note 3(h), the 325,000 Class C Non-Voting Shares were converted into Class B Non-Voting Shares.

       (ii) Share split:

            On October 14, 1999, the Board of Directors and voting shareholders of the Company approved the subdivision on a two-for-one basis of the issued and outstanding Class A Voting Shares and Class B Non-Voting Shares of the Company.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

11.    SHARE CAPITAL (CONTINUED):

       (c) Warrants:

       -------------------------------------------------------------------------
       -------------------------------------------------------------------------
                                                 Number                  Amount
                                                (000's)                 (000's)
       -------------------------------------------------------------------------
       Balances, January 1, 1999                    250            $      3,429
       Exercised for shares                        (118)                 (1,617)
       -------------------------------------------------------------------------

       Balances, December 31, 1999                  132                   1,812
       Exercised for shares                         (45)                   (620)
       -------------------------------------------------------------------------

       Balances, December 31, 2000                   87                   1,192
       Exercised for shares                         (35)                   (483)

       -------------------------------------------------------------------------
       Balances, December 31, 2001                   52             $       709
       -------------------------------------------------------------------------
       -------------------------------------------------------------------------

       (i)  Warrants:

            Warrants entitle the holder thereof to acquire 3.429 Class B Non-Voting Shares at an exercise price of U.S. $0.01 expiring August 15, 2007. The warrants were issued as part of the issue of the 12% Senior Notes described in note 9(a) and the amount of $3.4 million reflects the valuation of the warrants on the issue date.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

11. SHARE CAPITAL (CONTINUED):

       (d) Share purchase options:

           The Board of Directors has established two stock option plans under which options to purchase Class B Non-Voting Shares are granted to directors, officers and employees of the Company. Pursuant to the stock option plans, 17.5 million Class B Non-Voting Shares have been reserved for options. These options were granted at exercise prices estimated to be at least equal to the fair value of Class B Non-Voting Shares, vest over a three-year period and generally expire five years from the date of grant. The option information below has been retroactively restated to reflect the two-for-one share split that occurred in 1999:

           ----------------------------------------------------------------------------------------------
           ----------------------------------------------------------------------------------------------
                                                                              Exercise           Weighted
                                                  Number of                     prices            average
                                                     shares                  per share     exercise price
           ----------------------------------------------------------------------------------------------
                                                   (000's)
           ----------------------------------------------------------------------------------------------
           Outstanding, January 1, 1999              6,426                                        $ 10.60
           Granted                                   6,109            $ 23.75 to 58.25              40.52
           Cancelled                                  (570)              2.25 to 56.50              31.93
           Exercised                                (1,946)              0.50 to 23.75               7.42
           ----------------------------------------------------------------------------------------------

           Outstanding, December 31, 1999           10,019               2.25 to 58.25              28.17
           Granted                                   3,760              42.70 to 90.00              56.28
           Cancelled                                (1,342)              2.25 to 90.00              47.97
           Exercised                                (1,959)              0.50 to 45.10              17.19
           ----------------------------------------------------------------------------------------------

           Outstanding, December 31, 2000           10,478               2.25 to 90.00              37.80
           Granted                                     996              44.20 to 47.96              45.67
           Cancelled                                  (587)             14.00 to 90.00              49.42
           Exercised                                (2,097)              2.25 to 45.10              22.79

           ----------------------------------------------------------------------------------------------
           Outstanding, December 31, 2001            8,790               2.25 to 90.00              41.39
           ----------------------------------------------------------------------------------------------
           ----------------------------------------------------------------------------------------------

           At December 31, 2001, 4.9 million options (2000 - 4.2 million; 1999
           - 2.6 million) were exercisable at a weighted average exercise price of $35.80 per share (2000 - $22.83; 1999 - $11.00).

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

11. SHARE CAPITAL (CONTINUED):

           The following table summarizes information concerning options outstanding at December 31, 2001:


---------------------------------------------------------------------------------------------------------------------
                                         Options outstanding (000's)                 Options exercisable (000's)
---------------------------------------------------------------------------------------------------------------------
                                                     Weighted
                                                      average           Weighted                        Weighted
Range of                                            remaining            average                         average
exercise                           Number    contractual life           exercise         Number         exercise
prices                        outstanding             (years)              price    exercisable            price
---------------------------------------------------------------------------------------------------------------------
$ 0.00 - 9.00                         247                0.3              $ 3.79            247           $ 3.79
$ 9.01 - 18.00                      1,117                0.5               12.96          1,117            12.96
$18.01 - 27.00                        226                1.1               21.43            212            21.28
$27.01 - 36.00                         29                2.1               27.72             15            27.73
$36.01 - 45.00                      3,213                2.4               41.51          2,054            41.40
$45.01 - 54.00                      2,764                3.3               48.78            821            49.82
$54.01 - 63.00                        509                3.3               56.32            179            56.31
$63.01 - 72.00                        606                2.7               65.58            271            65.43
$72.01 - 81.00                         26                3.0               74.74              9            74.61
$81.01 - 90.00                         53                2.9               85.56             21            85.54

---------------------------------------------------------------------------------------------------------------------

       (e) Employee Share Ownership Plan:

           The Employee Share Ownership Plan offers all full-time permanent employees the opportunity to purchase securities of the Company. Employees may contribute between 1% and 5% of their salary to buy units in a single stock mutual fund, the Company's Stock Fund, which in turn holds only Class B Non-Voting Shares. The Company contributes the equivalent of 25% of participant contributions per quarter. The Company's contributions are made through the issuance of Class B Non-Voting Shares from treasury. 200,000 Class B Non-Voting Shares have been authorized for issuance for this purpose. In 2001, the Company issued 26,592 shares (2000 - 40,253) under the plan.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


11. SHARE CAPITAL (CONTINUED):

       (f) Diluted weighted average shares outstanding:

           Effective January 1, 2001, the Company adopted retroactively the treasury stock method of calculating diluted earnings per share in accordance with HB 3500. The treasury stock method includes only those unexercised options and warrants where the average market price of the common shares during the period exceeds the exercise price of the options and warrants. In addition, this method assumes that the proceeds would be used to purchase common shares at the average market price during the period.

           The change in the method of calculation of loss per share did not impact basic and diluted loss per share for 2001, 2000 and 1999.

           As a result of net losses for the years ended December 31, 2001, 2000 and 1999, respectively, the effect of converting stock options, warrants and other contingent consideration has not been included in the calculation of diluted loss per common share because to do so would have been anti-dilutive.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

12. INTEGRATION COSTS, PROVISION FOR RESTRUCTURING AND WORKFORCE REDUCTION
    COSTS:

       (a) Integration costs and provision for restructuring:

           During 1999, the Company incurred integration costs and recorded a provision for restructuring and asset write-downs aggregating $157.8 million as a result of implementing certain initiatives required in order to consolidate the operations of the Company with those of AT&T LDS and ACC. The amounts were comprised of the following:


           ---------------------------------------------------------------------------
           Integration costs (note 12(a)(i))                                  $ 24,400
           Provision for restructuring (note 12(a)(ii))                         97,804
           Write-down of carrying value of certain assets (note 12(a)(iii))     35,586
           ---------------------------------------------------------------------------
           Total provision                                                    $157,790
           ---------------------------------------------------------------------------
           ---------------------------------------------------------------------------

           (i) The Company incurred integration costs associated with consolidating office locations, interconnecting networks and consolidating systems and network operations of the Company and AT&T LDS and ACC.

           (ii) The provision for restructuring included amounts principally for employee severance and lease and other contract cancellation costs.

                  The lease and other contract cancellation costs of $48.9 million related to excess space in various leased premises and to penalties incurred in connection with the termination of contracts with various resellers and alternate access facility providers.

           (iii) As a result of consolidating its operations, the Company identified certain capital assets which would not be used in the consolidated operations and the carrying value of these assets was no longer supported by future cash flows. Accordingly, these capital assets were written down to their net recoverable values.

           2000 included a reversal of $10.2 million, the provision deemed no longer required, as a result of negotiation of lower expenditures than originally anticipated and the impact of changes in the real estate market that made it uneconomical to exit certain properties.

           During 2001, the outstanding balance of $22.2 million as at December 31, 2000 was substantially drawn down through payments related to lease contract penalties and settlement of lawsuits. The related activities have been completed.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


12. INTEGRATION COSTS, PROVISION FOR RESTRUCTURING AND WORKFORCE REDUCTION COSTS (CONTINUED):

       (b) Workforce reduction costs:

           During 2001, management approved and carried out a workforce reduction plan and recorded a provision of $21.9 million for severance and benefits related to the termination of approximately 650 personnel, achieved through terminations, attrition and non-renewal of contract personnel. The personnel terminated were from various areas across the Company, including marketing, network services, customer service, Internet and E-Business solutions services and administration. The Company had substantially completed the terminations as at December 31, 2001. The remaining liability balance of $6.2 million at December 31, 2001 represents salary continuance payments in accordance with the employee termination agreements.


13. OTHER INCOME (EXPENSE):

    -----------------------------------------------------------------------------
                                                    2001        2000       1999
    -----------------------------------------------------------------------------
    Gain on disposition of STOC (note 3(g))       $   --      $ 13,011   $   --
    Loss on disposition of certain call centres
        (note 3(a))                                 (8,894)       --         --
    Other                                              274         728      1,998
    -----------------------------------------------------------------------------
                                                  $ (8,620)   $ 13,739   $  1,998
    -----------------------------------------------------------------------------
    -----------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


14. INCOME TAXES:

    The Company uses the liability method of accounting for income taxes. The tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

    --------------------------------------------------------------
                                                 2001         2000
    --------------------------------------------------------------

    Future tax assets:
       Future income tax deductions         $  56,244    $  51,084
       Operating loss carryforwards           794,172      840,220
       Deferred foreign exchange               26,829        5,113
    --------------------------------------------------------------
       Total future tax assets                877,245      896,417

    Future tax liabilities:
       Deferred pension asset                 (14,748)      (4,050)
       Debt and share issue costs              (6,717)      (3,572)
       Tax depreciation claimed in excess of
          depreciation booked                (119,926)     (99,816)
    --------------------------------------------------------------
       Total future tax liabilities          (141,391)    (107,438)
    --------------------------------------------------------------
                                              735,854      788,979

    Valuation allowance                      (735,854)    (788,979)
    --------------------------------------------------------------
    Net future income tax assets            $    --      $    --
    --------------------------------------------------------------
    --------------------------------------------------------------

    The reconciliation of the tax provision for income taxes, which consists only of current taxes, to amounts computed by applying federal and provincial tax rates to loss before minority interest and provision for income taxes is as follows:


    ---------------------------------------------------------------------------------------------------------------
                                                      2001                   2000                      1999
    ---------------------------------------------------------------------------------------------------------------
    Computed at combined statutory rate   $(303,107)    41.80%     $(270,481)      43.50%    $ (56,152)     45.00 %
    Tax effect of:
      Expenses not deductible for
        income tax purposes                  47,762     (6.60)%       43,058      (6.90)%        9,914      (7.94)%
      Income not taxable for
        income tax purposes                    (891)     0.10 %        (1,867)     0.30 %     (207,913)    166.62 %
      Large Corporations Tax                  7,965     (1.10)%        5,686      (0.90)%        4,964      (3.98)%
      Change in valuation allowance         256,236    (35.30)%      229,290     (36.90)%      254,151    (203.68)%
    ---------------------------------------------------------------------------------------------------------------
                                          $   7,965     (1.10)%    $   5,686      (0.90)%    $   4,964      (3.98)%
    ---------------------------------------------------------------------------------------------------------------
    ---------------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


14. INCOME TAXES (CONTINUED):

    At December 31, 2001, the Company has non-capital losses of approximately $2.468 billion, available to reduce future years' taxable income, which expire as follows:

    ----------------------------------------------------------------------------
    2002                                                                $ 22,500
    2003                                                                 204,700
    2004                                                                 222,200
    2005                                                                 309,700
    2006                                                                 171,600
    2007                                                                 599,900
    2008                                                                 582,400
    2009                                                                 354,500
    ----------------------------------------------------------------------------

    Certain amendments to tax filings may be made to avoid the expiry of losses that would otherwise expire in 2002.


15. EMPLOYEE BENEFITS:

    The Company provides a number of retirement benefits, including defined benefit plans, providing pension, other retirement and post-employment benefits to most of its employees.

    (a) The total expense (income) for the Company's defined benefit plans is as follows:

        ------------------------------------------------------------------------------
                                                 2001             2000          1999
        ------------------------------------------------------------------------------

        Plans providing pension benefits       $(26,860)       $  5,627       $  3,578
        Plans providing other benefits              505             474            576
        ------------------------------------------------------------------------------
        ------------------------------------------------------------------------------


        The average remaining service periods of the active employees covered by the pension plans range from 10 to 14 years. The average remaining service period of the active employees covered by the other retirement benefits plan is 13 years.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


15. EMPLOYEE BENEFITS (CONTINUED):

    Information about the Company's defined benefit plans as at December 31, 2001 and 2000, in aggregate, is as follows:

    ---------------------------------------------------------------------------------------------------
                                                      2001                             2000
    ---------------------------------------------------------------------------------------------------
                                             Pension            Other          Pension            Other
                                       benefit plans    benefit plans    benefit plans    benefit plans
    ---------------------------------------------------------------------------------------------------
    Accrued benefit obligation:
       Balance, beginning of year          $ 477,665        $   5,390        $ 443,824        $   5,965
       Interest cost                          34,158              379           33,218              353
       Actuarial loss (gain)                  46,514              374           32,146           (1,012)
       Current service cost                    7,543              227            6,769              213
       Employees' contributions                2,867             --              2,397             --
       Plan amendments                         4,711             --              1,031             --
       Benefits paid                         (38,349)            (192)         (37,320)            (129)
       Settlements                              --               --             (4,400)            --
       Curtailment loss (gain)                   366              (26)            --               --
    ---------------------------------------------------------------------------------------------------
    Balance, end of year                   $ 535,475        $   6,152        $ 477,665        $   5,390
    ---------------------------------------------------------------------------------------------------
    ---------------------------------------------------------------------------------------------------

    Plan assets:
       Fair value, beginning of year       $ 541,237        $    --          $ 528,069        $    --
       Actual return on plan assets          (24,716)            --             44,953             --
       Employer contributions                  7,688              192            7,538              129
       Employees' contributions                2,867             --              2,397             --
       Benefits paid                         (38,349)            (192)         (37,320)            (129)
       Settlements                              --               --             (4,400)            --
    ---------------------------------------------------------------------------------------------------
    Fair value, end of year                $ 488,727        $    --          $ 541,237        $    --
    ---------------------------------------------------------------------------------------------------
    ---------------------------------------------------------------------------------------------------

    ---------------------------------------------------------------------------------------------------
                                                         2001                          2000
    ---------------------------------------------------------------------------------------------------
                                               Pension           Other        Pension            Other
                                         benefit plans   benefit plans  benefit plans    benefit plans
    ---------------------------------------------------------------------------------------------------
    Funded status - plan surplus
       (deficit)                             $(46,748)       $ (6,152)       $ 63,572        $ (5,390)

    Unrecognized actuarial loss (gain)         87,110          (1,061)        (21,940)         (1,510)
    Unrecognized prior service costs            4,812            --               928            --
    ---------------------------------------------------------------------------------------------------
    Accrued benefit asset (liability)          45,174          (7,213)         42,560          (6,900)
    Valuation allowance (note 15(b))             --              --           (31,934)           --
   ---------------------------------------------------------------------------------------------------
    Accrued benefit asset (liability),
       net of valuation allowance            $ 45,174        $ (7,213)       $ 10,626        $ (6,900)
    ---------------------------------------------------------------------------------------------------
    ---------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


15. EMPLOYEE BENEFITS (CONTINUED):

    The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows (weighted average assumptions as of December 31, 2001 and 2000):

    ----------------------------------------------------------------------------------------------------------------
                                                               2001                               2000
    ----------------------------------------------------------------------------------------------------------------
                                                    Pension              Other            Pension              Other
                                              benefit plans      benefit plans      benefit plans      benefit plans
    ----------------------------------------------------------------------------------------------------------------
    Discount rate                                     6.50%              6.50%              7.00%              7.00%
    Expected long-term rate of return
       on plan assets                                 8.00%                 --              8.00%                 --
    Rate of compensation increase                     3.50%                 --              3.50%                 --
    ----------------------------------------------------------------------------------------------------------------


    The Company's net benefit plan expense for the year ended December 31, 2001 and 2000 is as follows:


    ---------------------------------------------------------------------------------------------------------------------------
                                                             2001                                          2000
    ---------------------------------------------------------------------------------------------------------------------------
                                                  Pension                   Other                Pension                  Other
                                             benefit plans          benefit plans          benefit plans          benefit plans
    ---------------------------------------------------------------------------------------------------------------------------
    Current service cost                          $  7,543               $    227               $  6,769               $    213
    Interest cost                                   34,158                    379                 33,218                    353
    Expected return on plan assets                 (38,711)                  --                  (37,397)                  --
    Prior service costs amortization                   574                   --                      103                   --
    Valuation allowance (reversed)
      provided against accrued
      benefit asset (note 15(b))                   (31,934)                  --                    2,937                   --
    Actuarial gain recognized                          (24)                   (75)                    (3)                   (92)
    Curtailment loss                                 1,534                    (26)                  --                     --
    ---------------------------------------------------------------------------------------------------------------------------
    Net benefit plan expense
      (income)                                    $(26,860)              $    505               $  5,627               $    474
    ---------------------------------------------------------------------------------------------------------------------------
    ---------------------------------------------------------------------------------------------------------------------------

(b)  Change in valuation allowance:

     An accrued benefit asset arises when the accumulated cash contributions to a pension plan exceed the accumulated pension expense. The accrued benefit asset on an employer's books is comprised of two components:

     (i) plan surplus (i.e., the excess of the fair value of the plan assets over the accrued benefit obligation of the plan); and

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


15. EMPLOYEE BENEFITS (CONTINUED):

     (ii) net unrecognized (gains) losses (i.e., the sum of the unamortized past service costs, actuarial (gains) and losses and any transitional (asset) or transitional obligation).

     The expected future benefit from a surplus is generally the present value of employer contribution holidays expected in future years. However, if there is a net unrecognized loss, the accrued benefit asset will be expected to decrease over time due to the amortization of the net unrecognized loss. As a result, the accrued benefit asset on an employer's books cannot exceed the sum of the expected employer future benefit and any net unrecognized losses. When the accrued benefit asset first exceeds the limit, a valuation allowance is established in order to keep the accrued benefit asset on an employer's books at the limit. In future accounting periods, any change in the valuation allowance is recorded through the consolidated statements of operations.

     At December 31, 2000, the accrued benefit asset relating to the Company's defined benefit pension plans was affected by the limit and contained a cumulative valuation allowance of $31.9 million. The impact of negative returns on plan assets in the Company's defined benefit pension plans has been an elimination of the pension surplus and generation of unamortized losses at December 31, 2001. Under generally accepted accounting principles, the limit on the accrued benefit asset is required to be increased by the amount of the losses that will be charged as an expense in future years, resulting in a reduction in the valuation allowance and a credit to the pension expense amount of the Company. The impact of the above is that the valuation allowance of $31.9 million is no longer required and has been recognized into income in 2001.


16. FINANCIAL INSTRUMENTS:

       (a) Fair values of financial assets and liabilities:

           The fair values of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and accrued interest payable approximate their carrying values due to the short-term nature of these instruments.

           The fair value of long-term debt, including the attached warrants, at December 31, 2001, was approximately $3,022.1 million (2000 - $3,440.9 million), based on current trading values.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



16. FINANCIAL INSTRUMENTS (CONTINUED):

           The fair value of foreign currency options, cross currency swaps and forward contracts at December 31, 2001 was approximately $138.8 million (2000 - $84.5 million), which includes the net fair value of the options monetized in November 2001 of $(2.1) million, based on current trading values, as further described in note 16(b)).

       (b) Foreign currency risk:

           The Company is exposed to foreign currency fluctuations on its U.S. dollar-denominated debt, cash and short-term deposits. For the year ended December 31, 2001, the Company held the following financial instruments to hedge the following financings:

---------------------------------------------------------------------------------------------------------------------
                                               Foreign                         Foreign         Canadian
                                              currency                        exchange       equivalent
                              Financial     obligation                           rates    interest rate          Fair
Debt                        instruments       notional       Maturity         weighted         weighted        market
instrument                         type          value           date          average          average         value
---------------------------------------------------------------------------------------------------------------------
                                          (In millions)                                                  (In millions)

10.75%                            Cross
 Notes                         currency                   November 1,     Cdn. $1.5702
                                  swaps    U.S. $170.0           2007    to U.S. $1.00           11.24%        $ (2.8)

9.95%                             Cross
 Notes                         currency                      June 15,     Cdn. $1.5276
                                  swaps    U.S. $970.0           2008    to U.S. $1.00            9.73%         $ 71.5

7.65%                             Cross
 Notes                         currency                 September 15,     Cdn. $1.4977
                                  swaps    U.S. $500.0           2006    to U.S. $1.00            7.72%         $ 47.4

7.625%                            Cross
 Notes                         currency                     March 15,     Cdn. $1.5489
                                  swaps    U.S. $250.0           2005    to U.S. $1.00            7.87%         $  5.7

12%                             Forward
 Notes                         exchange                  February 28,     Cdn. $1.5532
                               contract    U.S. $250.0           2002    to U.S. $1.00              n/a         $ 10.1

10.625%                     Forward
 Notes                       exchange                    February 28,     Cdn. $1.5532
                            contract       U.S. $225.0           2002    to U.S. $1.00              n/a         $  9.0
----------------------------------------------------------------------------------------------------------------------
                                                                                                                $140.9
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



16. FINANCIAL INSTRUMENTS (CONTINUED):

                Additional financial instruments:

                In addition to the financial instruments stated above, as at December 31, 2001, the Company held the following foreign currency options:

                A foreign currency option that allows the Company to acquire U.S. $85.0 million at an exchange rate equal to the lesser of
                (i) the October 31, 2002 spot exchange rate or (ii) Cdn. $1.435 to U.S. $1.00 on November 1, 2002; or on November 1, 2002 to enter a cross currency swap which will have the effect of acquiring the U.S. dollar-denominated interest payments relating to the 10.75% Notes from May 1, 2003 to November 1, 2007 at a rate of 11.25% on the notional Canadian dollar principal amount.

                A foreign currency option that allows the Company to acquire U.S. $122.0 million at an exchange rate equal to (i) the lesser of the June 15, 2003 spot exchange rate or (ii) Cdn. $1.515 to U.S. $1.00 on June 15, 2003; or on June 15, 2003, to enter into a cross currency swap, which will have the effect of acquiring the U.S. dollar-denominated interest payments relating to the 9.95% Notes from December 15, 2003 to June 15, 2008 at a rate of 10.45% on the notional Canadian dollar principal amount.

                In November 2001, the Company monetized the above foreign currency options by entering into foreign currency options with other counterparties containing terms that exactly offset the above foreign currency options for total proceeds of $26.7 million. As at December 31, 2001, the fair value of all the foreign currency options was $(2.1) million (comprising assets of $28.1 million offset by liabilities of $30.2 million).

                Monetization of swaps:

                In 2001, the Company monetized certain foreign currency options, including those mentioned above, cross currency swaps and a forward contract with a notional value totalling U.S. $1,415.4 million for total proceeds of $150.7 million. These hedges were replaced with new cross currency swaps and forward contracts at current market rates with a notional value totalling U.S. $1,420.4 million. The net deferred gain of $33.6 million will be recognized in earnings over the remaining term of the underlying debt for which the derivatives were designated as cash flow hedges. The unamortized balance of the premiums paid for the foreign currency options that were monetized has been netted against the gain. As at December 31, 2001, the Company recognized $4.3 million of the net deferred gain in earnings.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



16. FINANCIAL INSTRUMENTS (CONTINUED):

                In the May 1, 2002 amendment to its Credit Facility, the Company agreed to unwind a sufficient amount of its cross-currency interest rate swaps to generate cash proceeds of at least $100 million (see note 9(h)).

           As at December 31, 2000, the Company held the following financial instruments:

----------------------------------------------------------------------------------------------------------------------
                               Foreign                         Foreign          Canadian
                               currency                        exchange         equivalent
                  Financial    obligation                      rates            interest rate       Fair
Debt              instruments  notional       Maturity         weighted         weighted            market
instrument        type         value          date             average          average             value
-----------------------------------------------------------------------------------------------------------
                               (In millions)                                                  (In millions)

10.75%            Foreign                         Option
 Notes            currency                    October 31,
                  options      U.S. $170.0          2002
                                                   Swap:
                                              November 1,      Cdn. $1.4350
                                                     2007     to U.S. $1.00    11.25%            $23.9

9.95%             Foreign                         Option
 Notes            currency                      June 15,
                  options      U.S. $244.1    2003 Swap:
                                                June 15,       Cdn. $1.5150
                                                    2008      to U.S. $1.00    10.45%            $ 7.4

9.95%             Cross
 Notes            currency                      June 15,       Cdn. $1.5034
                  swaps        U.S. $725.9          2008      to U.S. $1.00     9.36%             $ 4.3


7.65%             Cross
 Notes            currency                  September 15,      Cdn. $1.4740
                  swaps        U.S. $500.0          2006      to U.S. $1.00     7.40%             $12.4

7.625%            Cross
 Notes            currency                     March 15,       Cdn. $1.4575
                  swaps        U.S. $250.0          2005      to U.S. $1.00     6.86%             $18.5

12% and           Forward
 10.625%          exchange                   January 31,      Cdn. $1.4602
 Notes            contract     U.S. $450.0          2001     to U.S. $1.00      n/a               $18.0
-----------------------------------------------------------------------------------------------------------
                                                                                                  $84.5
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



16. FINANCIAL INSTRUMENTS (CONTINUED):

       (c) Interest rate risk:

           The following table summarizes the Company's exposure to interest rate risk.

           -----------------------------------------------------------------------------------------------
                                                       Fixed interest rate maturing within
           -----------------------------------------------------------------------------------------------
                                          Floating                                     After  Non-interest
           2001                               rate        1 year   1 - 5 years       5 years       bearing
           -----------------------------------------------------------------------------------------------
           FINANCIAL ASSETS:

           Cash and cash equivalents    $  537,294    $     --      $     --      $     --      $     --
           Accounts receivable                --            --            --            --          70,640

           FINANCIAL LIABILITIES:

           Current liabilities                --           1,930          --            --         406,108
           Long-term debt                  170,000          --       2,145,334     2,357,404          --
           -----------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------


           -----------------------------------------------------------------------------------------------
                                                      Fixed interest rate maturing within
           -----------------------------------------------------------------------------------------------
                                          Floating                                    After   Non-interest
           2000                               rate        1 year    1 - 5 years     5 years        bearing
           -----------------------------------------------------------------------------------------------

           Financial assets:

           Cash and cash equivalents    $   68,587    $     --      $     --      $     --      $     --
           Accounts receivable                --            --            --            --         258,425

           Financial liabilities:

           Current liabilities                --           2,210          --            --         411,436
           Long-term debt                  270,000          --         542,417     2,816,048          --
           -----------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



16. FINANCIAL INSTRUMENTS (CONTINUED):

       (d) Credit risk:

           The Company's financial instruments that are exposed to credit risk are cash and cash equivalents, accounts receivable and financial instruments used for hedging purposes. Cash and cash equivalents, which consist of investments in highly liquid, highly secure money market instruments, are on deposit at major financial institutions. Credit risk with respect to accounts receivable is limited due to the large number of customers to which the Company provides services. Credit risk on hedging instruments is limited as these transactions are only entered into with highly rated bank counterparties.


17. SEGMENTED INFORMATION:

       The Company currently operates in one operating segment, the telecommunications industry in Canada. The Company offers a number of products, delivered through its integrated fibre optics networks, sold by a national sales force, agents and telemarketers and provisioned by one operations group. The Company makes decisions and evaluates financial performance primarily based on its products.

       Revenue by product is as follows:

       ------------------------------------------------------------------------------------
                                                     2001             2000             1999
       ------------------------------------------------------------------------------------
       Data                                    $  485,031       $  465,407       $  282,273
       Local                                      209,207          177,424           93,379
       Internet and E-Business solutions          171,852          129,865           52,471
       Other                                       20,843           32,643           37,407
       ------------------------------------------------------------------------------------
                                                  886,933          805,339          465,530

       Long distance                              657,788          700,039          401,191
       ------------------------------------------------------------------------------------
                                               $1,544,721       $1,505,378       $  866,721
       ------------------------------------------------------------------------------------
       ------------------------------------------------------------------------------------


       During the years ended December 31, 2001, 2000 and 1999, no customers of the Company individually represented more than 10% of the Company's revenue.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



18. RELATED PARTY TRANSACTIONS:

       Services are exchanged between the Company and its shareholders and certain of their subsidiaries. These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

       Transactions with the above related parties were as follows:

       -----------------------------------------------------
                          2001           2000           1999
       -----------------------------------------------------
       Revenue        $146,759       $114,278       $ 49,584
       Expenses        100,900        117,173         84,928
       -----------------------------------------------------
       -----------------------------------------------------

       Amounts due from and to the above related parties are as follows:

       -----------------------------------------------
                                    2001          2000
       -----------------------------------------------
       Accounts receivable       $14,958       $14,265
       Accounts payable           22,297        26,772
       -----------------------------------------------


19. RECONCILIATION OF CHANGE IN NON-CASH WORKING CAPITAL:

       The change in non-cash working capital consists of the following:

       -------------------------------------------------------------------------------
                                                2001             2000             1999
       -------------------------------------------------------------------------------
       Accounts receivable                 $ 184,114        $  10,469        $ (21,135)
       Other current assets                     (986)           1,734            8,185
       Accounts payable                      (20,663)        (110,155)          79,213
       Accrued liabilities                   (67,942)         (64,635)         (57,750)
       Accrued interest payable               21,544            3,349           36,252
       Income taxes payable                      438           (4,785)           2,560
       Deferred revenue in
         "Other long term liabilities"           765             --               --
       -------------------------------------------------------------------------------
                                           $ 117,270        $(164,023)       $  47,325
       -------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



20. SUPPLEMENTAL CASH FLOW INFORMATION:

    ---------------------------------------------------------------------------------
                                                   2001           2000           1999
    ---------------------------------------------------------------------------------
    Supplemental cash flow information:
      Cash interest paid                       $213,890       $165,362       $ 30,265
      Cash income taxes paid                      6,241          7,148          3,218
    ---------------------------------------------------------------------------------
    Supplemental disclosures of non-cash
     investing and financing activities:
       Accrued liabilities and accounts
        payable incurred for the acquisition
        of property, plant and equipment       $ 58,418       $ 27,878       $ 95,108
       Capital lease obligations incurred
        for the purchase of networks
        and equipment                              --              560            202
       Class B Non-Voting Shares issued
        for acquisitions                         44,666         45,385         10,745
       Class B Non-Voting Shares issued
        for conversion of warrants                  483            620          1,617
       Class B Non-Voting Shares issued
        for the Company's contributions to
        the Employee Share Ownership Plan         1,206          2,734           --
    ---------------------------------------------------------------------------------
    ---------------------------------------------------------------------------------


21. Reclassification of prior periods amounts:

    Certain amounts presented in the prior periods have been reclassified to conform with the presentation adopted in the current year.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------




22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
    STATES:

    The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as outlined below:


       (a) Consolidated statements of operations and consolidated statements of comprehensive loss:

           The application of U.S. GAAP would have the following effect on loss for the year, deficit and basic loss per common share as reported:

           -------------------------------------------------------------------------------------------------------
                                                                       2001               2000               1999
           -------------------------------------------------------------------------------------------------------

           Loss for the year, Canadian GAAP                     $  (733,101)       $  (523,207)       $    (5,286)
           Stock-based compensation
             expense (note 22(a)(iii))                              (15,023)            (4,364)              (597)
           Foreign exchange loss (note 22(a)(iv))                   (12,274)              --                 --
           Loss on derivative
             instruments (note 22(a)(v))                            (12,034)              --                 --
           Change in valuation allowance (note 22(a)(vi))           (31,934)              --                 --
           -------------------------------------------------------------------------------------------------------

           Loss for the year, U.S. GAAP
              before accounting change                             (804,366)          (527,571)            (5,883)

           Cumulative effect of accounting change,
              adoption of FAS 133 (note 22(a)(v))                     4,028               --                 --
           -------------------------------------------------------------------------------------------------------

           Loss for the year, U.S. GAAP                            (800,338)          (527,571)            (5,883)

           Opening deficit, U.S. GAAP                              (794,180)          (266,609)          (260,726)

           -------------------------------------------------------------------------------------------------------
           Closing deficit, U.S. GAAP                           $(1,594,518)       $  (794,180)       $  (266,609)
           -------------------------------------------------------------------------------------------------------

           Basic and diluted loss per common
              share under U.S. GAAP:
                Before accounting change                        $     (8.17)       $     (5.52)       $     (0.06)
                Cumulative effect of accounting
                  change                                               0.04               --                 --

           -------------------------------------------------------------------------------------------------------
                                                                $     (8.13)       $     (5.52)       $     (0.06)
           -------------------------------------------------------------------------------------------------------

           Weighted average number of common
              shares outstanding (in thousands)                      98,406             95,561             92,457

           -------------------------------------------------------------------------------------------------------
           -------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):

           U.S. GAAP also requires disclosure of a Statement of Comprehensive Income (Loss). Comprehensive income (loss) generally encompasses all changes in shareholders' equity except those arising from transactions with shareholders:

           ----------------------------------------------------------------------------------
                                                      2001             2000             1999
           ----------------------------------------------------------------------------------

           Loss for the year, U.S. GAAP          $(800,338)       $(527,571)       $  (5,883)
           Other comprehensive income,
             net of tax of nil:
             Cumulative effect of accounting
               change on adoption of FAS 133
               (note 22(a)(v))                      21,990             --               --
             Unrealized gain on derivative
               instruments (note 22(a)(v))          10,397             --               --

           ----------------------------------------------------------------------------------
           Comprehensive loss,
             U.S. GAAP                           $(767,951)       $(527,571)       $  (5,883)
           ----------------------------------------------------------------------------------
           ----------------------------------------------------------------------------------

           (i) Earnings before interest, taxes, depreciation and amortization, integration costs, provision for restructuring, workforce reduction costs and minority interest:

                  United States GAAP requires that integration costs, provision for restructuring, workforce reduction costs, depreciation and amortization be included in the determination of operating income and does not permit the disclosure of subtotals of the amounts of operating income before these items. Canadian GAAP permits the subtotals of the amounts of operating income before these items.

            (ii)  Statement of cash flows:

                  Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items in the consolidated statement of cash flows. United States GAAP does not permit this subtotal to be included.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):

            (iii) Stock-based compensation expense:

                  For U.S. GAAP purposes, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense for U.S. GAAP purposes has been recognized at the date of share purchases or option grants at the amount by which the quoted market price of the stock exceeds the amount an employee must pay to acquire the stock.

                  In March 2000, the FASB issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions involving Stock Compensation an Interpretation of APB Opinion No. 25." FIN 44 clarifies the following: the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequences of various modifications to the terms of the previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in business combinations. The Company has accounted for FIN 44 as part of the reconciliation to accounting principles generally accepted in the United States.

                  During the year, the Company recorded stock compensation expense of $1.4 million (2000-$4.4 million; 1999-$0.6 million) as a result of accelerating the vesting period of certain employee stock option awards. In addition, the Company recorded $13.6 million (2000-nil; 1999-nil) in stock compensation expense as a result of extending the expiry date of certain employee stock option awards.

            (iv)  Foreign exchange:

                  Under Canadian GAAP, unrealized gains and losses on translation of foreign currency-denominated long-term monetary items which are not hedged are deferred and amortized over the remaining lives of the related items. Under U.S. GAAP, gains or losses on translation of foreign currency-denominated long-term monetary items which are not hedged are credited or charged to earnings. Under Canadian GAAP, most of the U.S.-denominated long-term debt has been fully hedged, and for this portion, foreign exchange gains or losses on hedge instruments are recorded in the same period as the corresponding gains and losses on the related long-term debt.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):

                  The deferred loss under Canadian GAAP related to the U.S. denominated long-term debt that has not been hedged at December 31, 2001 was $12.3 million.

            (v)   Unrealized loss on derivative instruments:

                  The Company is required to and has implemented SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138 ("SFAS 133") for the current fiscal year ended December 31, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Accumulated Other Comprehensive Income ("AOCI") and are recognized in the income statement when the hedged item affects earnings. The AOCI account forms a component of shareholders' equity. Changes in fair values of derivative instruments not designated as hedging instruments and ineffective portion of hedges, if any, are recognized in earnings in the current period.

                  The Company recognized a one-time transition gain of $26.0 million which represents the net effect of recognizing the market value of the Company's derivative portfolio of $84.5 million (consisting of assets of $98.2 million and liabilities of $13.7 million), the derecognition of the unamortized balance of swaption premiums of $17.6 million and the derecognition of deferred foreign exchange losses of $40.9 million as at December 31, 2000. The portion of the one-time transition gain that relates to derivatives designated and qualifying as cash flow hedges, totalling $ 22.0 million has been recognized in the AOCI account and will be reclassified into earnings over the life of the underlying hedged items, of which the last expires in June 2008. The portion of the one-time transition gain related to derivatives not designated as hedges, totaling $4.0 million, has been recognized in earnings as the cumulative effect of the accounting change on adoption of FAS 133.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):

                  For the year ended December 31, 2001, as a result of SFAS 133 relative to Canadian GAAP, the Company realized a loss of $12.0 million due to the unfavourable change in time value of the swaptions of $12.1 million, the net gain in the fair market value of foreign exchange forward contracts not designated as hedging instruments of $(39.4) million, the effect of foreign exchange losses on the related debt of $44.3 million, the reversal of amortization of option premiums recorded under Canadian GAAP of $(5.4) million and recognition of $(3.9) million of a deferred gain relating to unwound swaps, offset by the reversal of the amortization of the deferred gain under Canadian GAAP of $4.3 million.

                  Foreign currency risk:

                  The Company enters into various financial instruments including swaptions and cross currency swaps to manage its exposure to changes in currency exchange rates related to its U.S. dollar-denominated debt. The Company enters into financial instruments solely for hedging requirements and does not use them for speculative purposes.

                  The Company has designated derivatives with a net notional value of U.S. $1,890 million (composed of derivatives to purchase U.S. $2,097 million and derivatives to sell U.S. $207 million) as cash flow hedges which hedge the foreign currency risk of cash flows relating to U.S. dollar-denominated debt with a face value of the same amount. These cash flow hedges were and are expected to continue to be highly effective in hedging foreign currency rate risk. The changes in market value of the effective portion of the derivatives designated as cash flow hedges are reported in AOCI. Gains and losses reported in the AOCI account will be classified in earnings when the underlying debt matures or is repaid. The ineffective portion of the change in market value, specifically the time value component, is charged through earnings. In 2001, the change in market value of the time value component increased net loss by $12.1 million.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):OTHER DERIVATIVES:

                  As at December 31, 2001, the fair value of the derivatives designated as cash flow hedges was $119.7 million consisting of assets of $159.9 million and liabilities of $40.2 million.

                  Other derivatives:

                  In addition, the Company holds foreign exchange forward contracts with a notional value totaling U.S. $475 million, for periods of one to six months that are renewed for a further one to six months on a continuous basis, based on the historical rate of the contract, adjusted for the forward premium or discount. The foreign exchange contracts are used to hedge the foreign currency risk of cash flows relating to the payment of principal of certain U.S. dollar denominated debt with a face value of the same amount. These foreign exchange contracts are not eligible to be designated as effective hedges since the term of the contracts do not match the underlying debt being hedged and, therefore, the changes in their market value are recorded in earnings. As at December 31, 2001, the fair value of the foreign exchange contracts was $19.1 million.

                  In May 2001, the Company unwound certain swaptions, cross currency swaps and a forward contract. The related AOCI balances of the derivatives unwound represented a deferred gain of $29.6 million. This gain is being recognized in earnings over the remaining term of the underlying debt for which these derivatives were designated as cash flow hedges. The gains to be recognized in future periods are as follows:

                  --------------------------------------------------------------
                  2002                                                   $ 6,242
                  2003                                                     6,242
                  2004                                                     6,242
                  2005                                                     3,466
                  2006                                                     2,344
                  2007 and thereafter                                      1,158
                  --------------------------------------------------------------
                                                                         $25,694
                  --------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):

            (vi)  Change in valuation allowance:

                  During the year, the Company recognized a gain under Canadian GAAP of $31.9 million from the reversal of the valuation allowance on the accrued benefit asset relating to its defined benefit pension plan. The reversal of the valuation allowance is not permitted under U.S. GAAP and accordingly, the gain has been reversed for U.S. GAAP reporting purposes.

       (b)  Other disclosures:

            (i)   Stock-based compensation expense disclosure:

                  Had the Company determined compensation expense costs based on the fair value at the date of grant for stock options under SFAS No. 123, loss attributable to common shareholders and basic loss per share would have increased as indicated below.

                  The company uses the Black-Scholes option-pricing model to estimate the fair value at the date of grant for options granted subsequent to the Company's initial public offering.

                  In 2001, 996,939 (2000 - 3,760,500; 1999 - 6,109,104) options with a weighted average fair value of $18.33 (2000 - $15.16; 1999 - $16.20) were granted using the following weighted average assumptions:


                  ------------------------------------------------------------------
                                                         2001       2000        1999
                  ------------------------------------------------------------------
                  Risk free interest rate (%)            5.1%       6.2%        5.5%
                  Expected volatility (%)               35.7%       5.4%       0.44%
                  Expected life (in years)                  5          5           5
                  Expected dividends                      Nil         Nil        Nil
                  ------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):

                  ------------------------------------------------------------------------------------
                                                             2001                2000            1999
                  ------------------------------------------------------------------------------------
                  Loss attributable to common
                    shareholders, U.S. GAAP -
                    as reported                           $(800,338)       $(527,571)       $  (5,883)
                  Loss attributable to common
                    shareholders, U.S. GAAP -
                    pro forma                              (841,473)        (578,200)         (48,622)
                  Loss per share - as reported                (8.13)           (5.52)           (0.06)
                  Loss per share - pro forma                  (8.55)           (6.05)           (0.53)
                  ------------------------------------------------------------------------------------

                  Weighted average number of shares
                  outstanding (in thousands)                 98,406           95,561           92,457
                  ------------------------------------------------------------------------------------


            (ii) Accounts receivable are net of an allowance for doubtful accounts of $24.3 million (2000 - $31.1 million) at December 31, 2001.

            (iii) Recent pronouncements:

                  (a) Business combinations, goodwill and other intangible
                      assets:

                      Effective January 1, 2002, the Company will adopt The Canadian Institute of Chartered Accountants Handbook Section ("HB") 1581 "Business Combinations", and HB 3062 "Goodwill and Other Intangible Assets". The new sections are substantially consistent with equivalent U.S. pronouncements, SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets", issued by the Financial Accounting Standards Board ("FASB") in July 2001 except that under U.S. GAAP, any transitional impairment charge is recognized in earnings as a cumulative effect of a change in accounting principles. The accounting policy is described in note 1(f).

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):

                (b) Accounting for asset retirement obligations:

                    In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred. The statement is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company does not believe that the adoption of SFAS No. 143 will have a material effect on its results of operations and financial position.

                (c) Accounting for the impairment or disposal of long-lived assets:

                    SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in October 2001. The statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets to Be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). Statement 144 retains the fundamental provisions in Statement 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale. It also provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. Statement 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). FAS 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe that the adoption of SFAS No. 144 will have a material effect on its results of operations and financial position.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



23. OTHER COMMITMENTS AND CONTINGENCIES:

       (a) Regulatory environment:

                In previous submissions and in its recent proposals to the Canadian Radio-television and Telecommunications Commission ("CRTC") during the Price Cap proceeding, initiated to review the framework for local competition, the Company has stated its position that the existing regulatory framework is out of balance and favours the incumbent providers at the expense of competitive providers. A decision by the CRTC on the Price Cap proceeding is expected on or before May 31, 2002. Should this and the future decisions of the CRTC fail to recognize and remedy the existing imbalance, the sustainability of competition and the benefits of competition could be threatened. There is no assurance that the CRTC will accept the Company's proposals and the Company cannot predict the ultimate impact that the CRTC's decision and any future decisions will have. As stated during the course of the proceeding, should the CRTC not take this opportunity to establish a framework for effective competition in the local business telecommunications market, and thereby reduce the Company's costs, the Company will need to re-evaluate its plans and growth assumptions in this and related telecommunications markets.

       (b) Contractual commitments:

           Under the terms of its operating lease agreements for fibre optics maintenance, operating facilities, equipment rentals and minimum purchase commitments under supply contracts and customer contracts, the Company is committed to make the following payments for the years ending December 31, as follows:

           ---------------------------------------------------------------------
           2002                                                      $   156,498
           2003                                                           91,995
           2004                                                           75,993
           2005                                                           63,919
           2006                                                           50,998
           Thereafter                                                    332,780
           ---------------------------------------------------------------------
                                                                     $   772,183
           ---------------------------------------------------------------------
           ---------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------



23. OTHER COMMITMENTS AND CONTINGENCIES (CONTINUED):

       (c) Litigation:

           In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 2001.

           These matters could affect the operating results of any one quarter when resolved in future periods. However, the Company believes that after final disposition, any monetary liability or financial impact to the Company beyond that provided for at year end would not be material to the annual consolidated financial statements.

       (d) Letters of credit:

           In the normal course of business, the Company issues letters of credit in compliance with its right-of-way agreements with various municipalities and utility companies. In general, the terms of the letter of credit permit the municipality or the utility company to draw on the letter of credit to recover any losses incurred under the right-of-way agreement, as defined. As at December 31, 2001, the Company had letters of credit outstanding of $2.2 million with nil drawn.

       (e) Contingent payment on acquisitions:

           In the acquisition of MONTAGE, the vendors have the potential to earn up to an additional $30.0 million contingent upon the attainment by June 30, 2002 of certain specified performance targets. Any earned contingent consideration is payable over the three-year period ending June 30, 2004 and will be recorded once the contingent amount is determinable. A portion of the contingent payment will be accounted for as additional purchase price with the balance recorded as compensation expense.